TANDY BRANDS ACCESSORIES, INC.
3631 WEST DAVIS  SUITE A
DALLAS, TEXAS 75211
PHONE NUMBER: 214-519-5200
FAX NUMBER:       214-330-2810

March 27, 2013

Via Email

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tandy Brands Accessories, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012, filed September 4, 2012 (the “Form 10-K”)
File No. 000-18927

Dear Ms. Jenkins:

This letter sets forth the responses of Tandy Brands Accessories, Inc., a Delaware corporation (“TBAC”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 13, 2013 (the “Comment Letter”), with respect to the Form 10-K.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
1.
Please provide draft disclosure to be included in future filings that discusses in detail the nature of the non-core products and unprofitable SKU's that were discontinued and the effect these products had on revenue, margins and reporting segments in each of the years presented. Specifically, your discussion should address how the write-off of certain inventories related to these non-core products plus the unprofitable SKU's affected operations and financial results, quantify the aggregate balance of these products that remain in inventory, how long you anticipate it will take to sell through these products and whether or not you anticipate further inventory write-downs.

Response:
In future filings, we will add the following disclosures (if concluded material):
•
The non-core products and unprofitable SKUs that were discontinued consisted of fashion wallets, hunting accessories, neckwear and eyewear products (accessories segment) and sports beads (gifts segment).  The following table presents the impact these discontinued products (distinguished as “non-core” in the table below) had on sales and gross margin for our business segments (in thousands of dollars):

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
March 27, 2013

	2012	2011
Net sales:
Accessories – core	$83,075	$93,665
Gifts – core	$30,929	$21,237
Total – core	$114,004	$114,902

Accessories – non – core	$3,113	$7,615
Gifts – non – core	$484	$1,250
Total – non – core	$3,597	$8,865

Gross margin:
Accessories – core	$27,580	$28,087
Gifts – core	$8,136	$6,262
Total – core	$35,716	$34,349

Accessories – non – core	$1,281	$1,087
Gifts – non – core	$274	$816
Total – non – core	$1,555	$1,903

Gross margin percent of sales:
Accessories – core	33.2%	30.0%
Gifts – core	26.3%	29.5%
Total – core	31.3%	29.9%

Accessories – non – core	41.2%	14.3%
Gifts – non – core	56.6%	65.3%
Total – non – core	43.2%	21.5%

•
As a result of the decision to exit certain non-core product categories, we recorded a non-cash inventory write-off of $3.7 million (accessories segment) to liquidate certain inventories associated with these discontinued product categories as of June 30, 2011.  At June 30, 2012 and 2011, $0.7 million and $2.4 million, respectively, remained in inventory.  We expect to sell off all remaining inventory at approximately their current net book value by June 30, 2013.  We do not expect any additional material write-offs related to the sell-off of this inventory.

Liquidity and Capital Resources, page 18

2.
We note that in August and November 2012, you obtained a waiver to your credit agreement covenants. Please provide draft disclosure to be included in future filings that addresses the steps you intend to take to avoid future breaches of your covenants, the effect or reasonably likely effect of the breach and the alternative sources of funding to pay off resulting obligations or replace funding. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350.

Response:
At this time, we cannot definitively state what the ultimate remedy for the covenant violation will be and, therefore, our draft disclosure below will continue to be revised until an ultimate resolution is reached.  Based upon the facts today, the following is the disclosure to be included in future filings:

At December 31, 2012, we were in violation of the fixed-charge coverage covenant contained in our senior credit facility.  We have been in discussions with our senior lender regarding this covenant violation and, to date, our lender has been working with us to address the violation.  We have also been seeking additional or alternative sources of capital and have received term sheets that we anticipate acting on in the near future.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
March 27, 2013

We believe several sources of working capital are available that could be utilized, either in combination with or in substitution for our senior facility.  These include traditional senior financing, mezzanine financing as well as early pay arrangements with major customers and purchase order financing arrangements for our gifts segment.

As part of our discussions with our current senior lender and as a result of a thorough examination of our business, on March 18, 2013 we announced that we have initiated a broad restructuring plan, which we believe will address in a significant way the issues that led to the covenant violations.    We anticipate this restructuring plan will reduce operating expenses by approximately $6.0-$7.0 million on an annualized basis beginning in fiscal 2014.  Key elements of the restructuring plan include:  (1) eliminating low volume products, (2) emphasizing licensed products and high volume private label products, (3) reducing the amount of risk in our gifts business by minimizing the level of sales concessions provided to customers, (4) reducing corporate headcount by approximately 32%, (5) closing or downsizing four of eight leased facilities, (6) outsourcing and relocating our gifts distribution from Texas to California, and (7) exiting development efforts with respect to and accelerated recognition of future expenses associated with non-core brands.

Notes to Consolidated Financial Statements, page 26

Note 3 – Significant Events, page 29

Fiscal 2012 Facilities Consolidation, page 29

3.
We note in the third quarter of fiscal 2012 you incurred $220,000 of costs to consolidate your facilities and reduce operating expenses. We further observe under Item 2-Properties the existence of three vacant facilities in Yoakum, Texas, one of which was sold as of July 6, 2012. With regard to the facility consolidation and other restructuring activities, please tell us what consideration you have given to providing the disclosures required by ASC 420-10-50. In doing so, please include when you initiated your efforts to consolidate operations and the expected completion date.

 Response:
We want to clarify the disclosures in our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012 (the “Third Quarter Form 10-Q”) and the Form 10-K as mentioned above.  As disclosed in both the Third Quarter Form 10-Q and Form 10-K, the $222,000 of costs to consolidate our facilities and reduce operating expenses included: (1) $39,000 for lease terminations, (2) $73,000 in severance costs, and (3) $110,000 of other costs.  All costs were incurred and settled during the third and fourth quarter ended March 31, 2012 and June 30, 2012, respectively.  The consolidation of facilities referred to in the disclosure related to our decision to exit our leased administrative offices in Shangai, China and Los Angeles, California and not the closure of owned and held for sale facilities located in Yoakum, Texas.

Pursuant to ASC 420-10-50, we believe we appropriately included the required disclosures, including (1) a description of the exit or disposal activity, (2) a break out of each major type of cost associated with the activity and the total amount expected to be incurred, (3) line items in the income statement affected, and (5) the segments affected, where applicable (charges were not allocated to a segment).  The guidance associated with ASC 420-10-50 further states that a reconciliation of the beginning and ending liability balances and changes during each period should be provided.  If the charges (or future cash expenditures) associated with the exit or disposal activity are determined to be material and affect multiple reporting periods, management will include disclosure in the tabular format and update the amounts each period as necessary (as required under ASC 420-10-50).  Additionally, in future filings, we will endeavor to provide clear disclosures with respect to the particular dates on which the exit or disposal activity was initiated and completed.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
March 27, 2013

Note 5 – Credit Facility, page 30

4.
You disclose that your amended credit facility provides you consent to enter into a factoring facility with your second largest customer. You further disclose in your Form 10-Q for the quarter ended September 30, 2012 that you entered a factoring facility during the prior year. Please tell us and disclose the terms of the factoring arrangement, how you are accounting for this arrangement and cite the authoritative guidance that supports your accounting for this arrangement. Further ensure your disclosure appropriately discusses the effect this agreement has had or will have on your liquidity, financial condition and operations. Please also refer us to the periodic filing that includes the agreement as an exhibit or tell us why you have not provided it as a material definitive agreement. See the instructions to Item 601(a) to Regulation S-K.

Response:
The factoring facilities referred to in Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “First Quarter Form 10-Q”) are supply chain finance/early-pay arrangements in which the receivables for our two largest customers (Walmart and Kohl’s) are sold to third party lenders (Wells Fargo and Bank of America) at management’s option and without recourse.  Consistent with ASC 860, we are accounting for the sale of receivable transactions as a sale when the receivables are sold because we do not provide the lender with any protection against credit losses and we do not have any continuing involvement of any kind in the transferred assets once they are sold.  We record interest expense (determined as the difference between the accounts receivable balance sold and the amount of the cash received at the time of settlement) for the receivables that were sold to the supply chain finance lenders.  The program improves our collection times and reduces our interest expense (4.50% for our senior lender versus 2.75% deduction at settlement for our supply chain finance lenders).

The impact of entering into these arrangements, which were executed in separate periods, is a significant lump sum inflow of cash settling all eligible receivables at the time the arrangement is entered into, and faster collections/lower days sales outstanding (DSO) in future periods as new receivables are settled each week as DSO improves from 60-85 days down to 10-20 days.

We feel our disclosures appropriately disclose the effect these agreements have on our liquidity, financial condition and operations.  For example, we believe our disclosure in the MD&A (under Liquidity and Capital Resources) of the First Quarter Form 10-Q, appropriately discloses the impact this arrangement had on receivables (i.e. a “one-time reduction in receivables as a result of the commencement of a factoring facility…”) and our credit facility (“one-time cash inflows generated from the prior year from (1) commencement of a factoring facility”).

Management considered the need to file each of the agreements as an exhibit per Item 601(a) to Regulation S-K, but determined that (1) the factoring facilities were of a type made in the ordinary course of business for similar companies, (2) the agreements, while beneficial to our business, were not material agreements as total interest paid as a result of both agreements was less than $120,000 on an annual basis and (3) the agreements do not fall under any of the categories of required exhibits specified in Item 601(a).

5.
You disclose in your Form 10-Q for the quarter ended September 30, 2012 that accounts receivable was $6.3 million higher at September 30, 2012 because of the large one-time reduction at June 30, 2012 under the factoring facility. Please explain how the factoring arrangement resulted in lower accounts receivable at year end and why trade receivables would be significantly higher three months later.

Response:
We respectfully believe the Staff has misinterpreted the disclosure in the First Quarter Form 10-Q.  Our disclosure in the MD&A, Liquidity and Capital Resources section of the First Quarter Form 10-Q described the reasons for a use of cash of $4.6 million resulting from changes in accounts receivable for the three

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
March 27, 2013

months ended September 30, 2012, compared to a source of cash of $1.7 million in the comparable prior year period ($4.6 + $1.7 = $6.3 million absolute difference).

Due to the seasonality of our business, accounts receivable normally builds beginning in our first fiscal quarter (use of cash) and reaches its peak in the second fiscal quarter, so there is normally a large use of cash per the statement of cash flows during our first quarter.  This was our normal pattern through Q1 FY11.

The Q1 FY13 disclosure contained in the First Quarter Form 10-Q explained the basis for an abnormal source of cash in the prior year period (Q1 FY12), which was due to collecting a lump sum upon executing the supply chain finance program with Wells Fargo for Walmart receivables.

In Q1 FY13, we returned to normal use of cash of $1.7 million while having not yet executed our supply chain finance program with Bank of America for Kohl’s receivables.

TBAC acknowledges that:

•	TBAC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TBAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at 214-519-5133 at your convenience.

Very truly yours,

/s/ Joseph C. Talley

Joseph C. Talley
Chief Financial Officer